INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		As At
(thousands of Canadian dollars)	Notes	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	16	$5,189	$6,607
Accounts receivable and other	16	184,430	212,252
Inventories	4	99,949	60,952
Prepaid expenses		15,956	18,526
Risk management contracts	16	19,816	20,162
		325,340	318,499
Non-current assets
Long-term deposit	8	-	24,925
Investment tax credits and other		53,983	53,994
Deferred income tax asset		11,415	-
Exploration and evaluation assets	5	79,123	74,517
Property, plant and equipment	6	5,395,943	5,400,387
Other long-term asset		6,749	7,105
Goodwill		404,943	404,943
		5,952,156	5,965,871
Total assets		$6,277,496	$6,284,370

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$348,125	$464,148
Current portion of convertible debentures	16	106,938	107,146
Current portion of decommissioning liabilities and environmental remediation liabilities	7	23,847	12,782
		478,910	584,076
Non-current liabilities
Bank loan	9, 16	640,249	355,575
Convertible debentures	16	633,455	634,921
Senior notes	16	497,044	495,674
Long-term liability	8, 16	2,000	-
Decommissioning and environmental remediation liabilities	7	664,389	674,522
Post-employment benefit obligations		31,024	25,958
Deferred credits and other		619	5,093
Deferred income tax liability		26,529	54,907
		2,495,309	2,246,650
Total liabilities		$2,974,219	$2,830,726

Shareholder’s equity
Shareholder’s capital		3,860,786	3,860,786
Deficit		(534,369)	(388,995)
Accumulated other comprehensive loss	15	(23,140)	(18,147)
Total shareholder’s equity		3,303,277	3,453,644
Total liabilities and shareholder's equity		$6,277,496	$6,284,370

Commitments [Note 18]
The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

		Three months ended		Six months ended
		June 30,		June 30,
(thousands of Canadian dollars)	Notes	2012	2011	2012	2011

Petroleum, natural gas, and refined products sales		$1,572,598	$838,602	$3,052,155	$2,123,383
Royalties		(38,790)	(56,561)	(92,207)	(92,419)
Revenues	11	1,533,808	782,041	2,959,948	2,030,964

Expenses
Purchased products for processing and resale		1,238,803	477,012	2,340,519	1,369,025
Operating		144,607	128,174	319,063	265,708
Transportation and marketing		6,370	12,365	13,421	17,062
General and administrative		18,112	15,258	30,415	29,221
Depletion, depreciation and amortization	6	173,796	150,210	344,848	290,954
Exploration and evaluation	5	12,348	4,243	19,084	10,454
Gains on disposition of property, plant and equipment		(363)	(440)	(469)	(680)
Finance costs	12	27,552	26,884	54,888	54,401
Risk management contracts (gains) losses	16	368	170	97	(5,293)
Foreign exchange (gains) losses	13	1,328	(1,464)	134	(11,272)
Impairment on property, plant and equipment	6	-	-	21,843	-
Income (loss) before income tax		(89,113)	(30,371)	(183,895)	11,384

Income tax recovery		(15,820)	(10,842)	(38,521)	(7,051)
Net income (loss)		(73,293)	(19,529)	(145,374)	18,435

Other comprehensive income (loss)
Gains (losses) on designated cash flow hedges, net of tax	15,16	7,015	50,994	(306)	10,588
Gains (losses) on foreign currency translation	15	15,999	(5,019)	(69)	(28,941)
Actuarial loss, net of tax	15	(1,778)	-	(4,618)	-
Comprehensive income (loss)		$(52,057)	$26,446	$(150,367)	$82

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(UNAUDITED)

				Accumulated
				Other	Total
		Shareholder’s		Comprehensive	Shareholder’s
(thousands of Canadian dollars)	Notes	Capital	Deficit	Loss	Equity
Balance at December 31, 2011		$3,860,786	$(388,995)	$(18,147)	$3,453,644
Losses on derivatives designated as cash flow hedges, net of tax	15	-	-	(306)	(306)
Losses on foreign currency translation	15	-	-	(69)	(69)
Actuarial loss, net of tax	15	-	-	(4,618)	(4,618)
Net loss		-	(145,374)	-	(145,374)
Balance at June 30, 2012		$3,860,786	$(534,369)	$(23,140)	$3,303,277

Balance at December 31, 2010		$3,355,350	$(284,338)	$(54,157)	$3,016,855
Issue of share capital for cash		505,436	-	-	505,436
Gains on derivatives designated as cash flow hedges, net of tax		-	-	10,588	10,588
Losses on foreign currency translation		-	-	(28,941)	(28,941)
Net income		-	18,435	-	18,435
Balance at June 30, 2011		$3,860,786	$(265,903)	$(72,510)	$3,522,373

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six Months Ended June 30,
(thousands of Canadian dollars)	Notes	2012	2011
Cash provided by (used in)
Operating Activities
Net income (loss)		$(145,374)	$18,435
Items not requiring cash
Depletion, depreciation and amortization		344,848	290,954
Accretion of decommissioning and environmental remediation liabilities	7, 12	10,330	11,843
Unrealized gains on risk management contracts	16	(77)	(3,085)
Unrealized (gains) losses on foreign exchange	13	826	(11,107)
Non-cash interest income		(263)	(231)
Unsuccessful exploration and evaluation costs	5	16,472	10,239
Impairment on property, plant and equipment	6	21,843	-
Gains on disposition of property, plant and equipment		(469)	(680)
Deferred income tax recovery		(38,521)	(7,024)
Other non-cash items		(4,534)	202
Settlement of decommissioning and environmental remediation liabilities	7	(9,960)	(6,249)
Change in non-cash working capital	14	(39,161)	(48,933)
		155,960	254,364

Financing Activities
Issue of common shares, net of issue costs		-	505,436
Bank borrowing, net of repayments		284,166	160,261
Other cash items		(77)	-
		284,089	665,697

Investing Activities
Business acquisitions		-	(512,523)
Additions to property, plant and equipment	6	(352,332)	(466,200)
Additions to exploration and evaluation assets	5	(30,696)	(41,570)
Property dispositions (acquisitions), net		753	(3,385)
Change in long-term liability	8	2,000	-
Change in non-cash working capital	14	(61,192)	93,496
		(441,467)	(930,182)

Change in cash and cash equivalents		(1,418)	(10,121)

Effect of exchange rate changes on cash		-	(19)

Cash and cash equivalents, beginning of period		6,607	18,906

Cash and cash equivalents, end of period		$5,189	$8,766

Interest paid		$32,381	$30,456
Income tax paid		$-	$(27)

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and six months ended June 30, 2012 and 2011
(Tabular amounts in thousands of Canadian dollars)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company with petroleum and natural gas operations focused on the operation and further development of assets in western Canada (“Upstream”) and a medium gravity sour crude hydrocracking refinery and retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“Downstream”). Harvest’s Downstream business operates under its wholly owned subsidiary, North Atlantic Refining Limited (“North Atlantic”).

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on August 8, 2012.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with IAS 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements as at and for the year ended December 31, 2011, which were prepared in accordance with IFRS as issued by the IASB.

(a) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held- for-trading financial assets and derivative financial instruments, which are measured at fair value.

(b) Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 2 to the Company’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2011.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Inventories

	June 30, 2012	December 31, 2011
Petroleum products
Upstream – pipeline fill	$3,529	$1,325
Downstream	92,717	56,298
Total petroleum product inventory	96,246	57,623
Parts and supplies	3,703	3,329
	$99,949	$60,952

For the three and six month periods ended June 30, 2012, Downstream recognized inventory impairments, net of reversals, of $11.7 million (2011 - $3.2 million). These amounts are included with “purchased products for processing and resale” in the consolidated statements of comprehensive income.

5.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2010	$59,554
Additions	50,883
Acquisition	18,627
Dispositions	(717)
Unsuccessful exploration & evaluation costs	(17,757)
Transfer to property, plant & equipment	(36,073)
As at December 31, 2011	$74,517
Additions	30,696
Unsuccessful exploration and evaluation costs	(16,472)
Transfer to property, plant and equipment	(9,618)
As at June 30, 2012	$79,123

Harvest determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Pre-licensing costs	$34	$95	$2,612	$215
Unsuccessful E&E costs	12,314	4,148	16,472	10,239
E&E expense	$12,348	$4,243	$19,084	$10,454

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Property, Plant and Equipment (“PP&E”)

	Upstream	Downstream	Total
Cost:
As at December 31, 2010	$3,964,155	$1,081,885	$5,046,040
Additions	682,497	284,244	966,741
Acquisitions	533,963	-	533,963
Change in decommissioning liabilities	(18,245)	3,767	(14,478)
Transfers from E&E	36,073	-	36,073
Disposals	(882)	(18,031)	(18,913)
Exchange adjustment	-	36,928	36,928
Investment tax credits	-	(10,187)	(10,187)
As at December 31, 2011	$5,197,561	$1,378,606	$6,576,167
Additions	332,531	19,801	352,332
Acquisitions	1,234	-	1,234
Change in decommissioning liabilities	(92)	-	(92)
Transfers from E&E	9,618	-	9,618
Disposals	(1,517)	-	(1,517)
Exchange adjustment	-	1,652	1,652
Investment tax credits	-	(496)	(496)
As at June 30, 2012	$5,539,335	$1,399,563	$6,938,898

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2010	$484,302	$78,502	$562,804
Depreciation, depletion and amortization	535,384	91,006	626,390
Disposals	-	(18,031)	(18,031)
Exchange adjustment	-	4,617	4,617
As at December 31, 2011	1,019,686	156,094	1,175,780
Depreciation, depletion and amortization	291,186	53,306	344,492
Impairment	21,843	-	21,843
Exchange adjustment	-	840	840
As at June 30, 2012	$1,332,715	$210,240	$1,542,955

Net Book Value
As at June 30, 2012	$4,206,620	$1,189,323	$5,395,943
As at December 31, 2011	$4,177,875	$1,222,512	$5,400,387

General and administrative costs of $6.2 million and $12.2 million have been capitalized during the three and six months ended June 30, 2012 (2011 – $4.8 million and $9.2 million respectively). Borrowing costs relating to the development of BlackGold assets and the Downstream debottlenecking project have been capitalized within PP&E during the three and six months ended June 30, 2012 in the amounts of $3.4 million and $6.2 million (2011 – $2.0 million and $3.3 million respectively), at a weighted average interest rate of 5.64% and 5.70% respectively (2011 – 6.86% and 6.99% respectively).

At June 30, 2012 the following costs were excluded from the asset base subject to depreciation, depletion and amortization: BlackGold oil sands assets of $579.2 million (2011 – $497.2 million); Downstream assets under construction of $110.0 million (2011 – $102.5 million); and Downstream major parts inventory of $7.5 million (2011– $7.5 million).

PP&E impairment expenses for the three and six months ended June 30, 2012 were $nil and $21.8 million respectively (2011 - $nil). During the first quarter of 2012, Harvest recorded an impairment of $21.8 million (before tax) to its Upstream PP&E relating to certain gas properties in the South Alberta cash generating unit to reflect lower forecasted gas prices, which resulted in lower estimated future cash flows. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of the future cash flows using a pre-tax discount rate of 10%.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Decommissioning & Environmental Remediation Liabilities

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.5 billion at June 30, 2012 (2011 - $1.4 billion), which will be incurred between now and 2072. A risk-free discount rate of 3.0% (2011 - 3.0%) and inflation rate of 1.7% (2011 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities. The following is a reconciliation of the decommissioning liabilities:

	Upstream	Downstream	Total
Decommissioning liabilities at December 31, 2010	$651,048	$10,426	$661,474
Liabilities assumed on acquisitions	36,403	-	36,403
Liabilities incurred	28,382	-	28,382
Settled during the period	(22,110)	-	(22,110)
Revisions (change in estimate)	(46,627)	3,767	(42,860)
Disposals	(708)	-	(708)
Accretion	23,099	400	23,499
Decommissioning liabilities at December 31, 2011	$669,487	$14,593	$684,080
Environmental remediation at December 31, 2011	3,224	-	3,224
Balance at December 31, 2011	$672,711	$14,593	$687,304

Decommissioning liabilities at December 31, 2011	$669,487	$14,593	$684,080
Liabilities incurred	4,500	-	4,500
Settled during the period	(9,116)	-	(9,116)
Revisions (change in estimate)	(4,592)	-	(4,592)
Accretion	10,061	216	10,277
Decommissioning liabilities at June 30, 2012	$670,340	$14,809	$685,149
Environmental remediation at June 30, 2012	3,087	-	3,087
Balance at June 30, 2012	$673,427	$14,809	$688,236

Current portion	$23,847	$-	$23,847
Non-current portion	649,580	14,809	664,389
Balance at June 30, 2012	$673,427	$14,809	$688,236

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Long-Term Liability

On May 30, 2012, Harvest amended certain aspects of its BlackGold oil sands project engineering, procurement and construction (“EPC”) contract, including revising the compensation terms from a lump sum price to a cost reimbursable price and confirming greater Harvest control over project execution. The cost pressures and resultant contract changes are expected to increase the net EPC costs to approximately $520 million from $311 million, after allowing for certain costs which are not reimbursable to the EPC contractor. Harvest and the EPC contractor also agreed to apply the cumulative progress payments made under the lump sum contract and the remaining deposit of $24.4 million as at May 30, 2012 towards costs incurred to date.

Under the amended EPC contract, a maximum of approximately $101 million will be paid in equal installments, without interest, over 10 years commencing on April 30, 2014. As at June 30, 2012, $2.0 million of such costs have been accumulated.

9.	Bank Loan

Under the credit facility agreement, Harvest is required to maintain certain financial ratios. On June 29, 2012, Harvest amended the credit facility agreement to revise the maximum allowable total debt to annualized EBITDA ratio from 3.5:1 to the following:

Twelve months ending	Total debt to annualized EBITDA
June 30, 2012	4.25:1.0 or less
September 30, 2012	4.25:1.0 or less
December 31, 2012	4.00:1.0 or less
March 31, 2013	3.75:1.0 or less
June 30, 2013 and thereafter	3.50:1.0 or less

Except for the above, all other terms to the credit facility agreement remain unchanged.

At June 30, 2012, Harvest had $643.1 million drawn from the $800 million credit facility capacity (2011 - $358.9 million). The carrying value of the bank loan includes $2.8 million of deferred financial charges at June 30, 2012 (2011 - $3.3 million). For the three and six-month periods ended June 30, 2012, interest charges on bank loans aggregated to $4.7 million and $8.1 million (2011 - $0.9 million and $1.3 million respectively), reflecting an effective interest rate of 2.84% for both periods (2011 – 2.94% and 2.99% respectively).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Capital Structure

Harvest considers its capital structure to be its credit facility, senior notes, convertible debentures and shareholder’s equity.

	June 30, 2012	December 31, 2011
Bank loan(1)	$643,051	$358,885
Senior notes (US$500 million )(2)	509,050	508,500
Principal amount of convertible debentures	733,973	733,973
	$1,886,074	$1,601,358
Shareholder’s equity	3,303,277	3,453,644
	$5,189,351	$5,055,002

(1)	Excludes deferred financing fees
(2)	Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following financial ratios. These ratios are also included in the externally imposed capital requirements under the Company’s credit facility, senior notes and convertible debentures. Harvest was in compliance with all debt covenants at June 30, 2012.

	Covenant	June 30, 2012	December 31, 2011
Senior debt (1) to Annualized EBITDA (3)	3.00 to 1.0 or less	1.42	0.73
Total debt (2) to Annualized EBITDA (3)	4.25 to 1.0(4) or less	3.82	2.72
Senior debt (1) to Capitalization (5)	50% or less	15%	10%
Total debt (2) to Capitalization (5)	55% or less	41%	36%

(1)

Senior debt consists of letters of credit of $8.9 million (2011 – $8.7 million), bank loan of $640.2 million (2011 - $355.6 million) and guarantees of $78.5 million (2011 - $92.1 million) at June 30, 2012.

(2)	Total debt consists of senior debt, convertible debentures and senior notes.
(3)

Annualized EBITDA is defined in Harvest’s credit facility agreement as earnings before finance costs, income tax expense or recovery, depletion, depreciation and amortization, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items.

(4)	The covenant ratio was changed from 3.5 to 1.0 to 4.25 to 1.0 on June 29, 2012. See note 9.
(5)	Capitalization consists of total debt and shareholder’s equity less equity for BlackGold of $458.8 million at June 30, 2012 (2011 - $459.9 million).

11.	Revenues

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Petroleum and natural gas sales, net of royalty	$246,070	$279,497	$512,625	$527,724
Refinery products sales	1,280,221	515,146	2,435,627	1,518,877
Effective portion of realized crude oil hedges	7,517	(12,602)	11,696	(15,637)
	$1,533,808	$782,041	$2,959,948	$2,030,964

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Finance Costs

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Interest and other finance charges	$25,730	$22,824	$50,805	$45,842
Accretion of decommissioning and environmental remediation liabilities	5,177	6,047	10,330	11,843
Less: capitalized interest	(3,355)	(1,987)	(6,247)	(3,284)
	$27,552	$26,884	$54,888	$54,401

13.	Foreign Exchange

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Realized (gains) losses on foreign exchange	$(2,263)	$25	$(692)	$(165)
Unrealized (gains) losses on foreign exchange	3,591	(1,489)	826	(11,107)
	$1,328	$(1,464)	$134	$(11,272)

14.	Supplemental Cash Flow Information

	Six months ended June 30
	2012	2011
Source (use) of cash:
Accounts receivable and other	$27,822	$(4,546)
Prepaid expenses and long-term deposit	27,495	43,835
Inventories	(38,997)	(32,900)
Accounts payable and accrued liabilities	(116,023)	40,985
Net changes in non-cash working capital	$(99,703)	$47,374

Changes relating to operating activities	(39,161)	(48,933)
Changes relating to investing activities	(61,192)	93,496
Add: Non-cash changes	650	2,811
	$(99,703)	$47,374

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Other Comprehensive Income (“OCI”) and Accumulated Other Comprehensive Income (“AOCI”)

	Foreign	Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net of	Loss, Net of
	Adjustment	Tax	Tax	Total
AOCI at December 31, 2010	$(45,920)	$(5,020)	$(3,217)	$(54,157)
Reclassification to net income of losses on cash flow hedges	-	7,050	-	7,050
Gains on derivatives designated as cash flow hedges	-	12,371	-	12,371
Actuarial loss	-	-	(4,891)	(4,891)
Gains on foreign currency translation	21,480	-	-	21,480
AOCI at December 31, 2011	$(24,440)	$14,401	$(8,108)	$(18,147)
Reclassification to net income of gains on cash flow hedges	-	(8,471)	-	(8,471)
Gains on derivatives designated as cash flow hedges	-	8,165	-	8,165
Actuarial loss	-	-	(4,618)	(4,618)
Losses on foreign currency translation	(69)	-	-	(69)
AOCI at June 30, 2012	$(24,509)	$14,095	$(12,726)	$(23,140)

The following table summarizes the impacts of the cash flow hedges on the OCI:

	Three months ended June 30				Six months ended June 30
	After - tax		Pre - tax		After - tax		Pre - tax
	2012	2011	2012	2011	2012	2011	2012	2011
(Gains) losses reclassified from OCI to revenues	$(5,630)	$9,236	$(7,517)	$12,602	$(8,471)	$11,460	$(11,696)	$15,637
Gains (losses) recognized in OCI	$12,645	$41,758	$16,881	$56,978	$8,165	$(872)	$11,273	$(1,190)
Total	$7,015	$50,994	$9,364	$69,580	$(306)	$10,588	$(423)	$14,447

The Company expects that $14.1 million of gains reported in AOCI will be released to net income within the next six months.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Financial Instruments

(a) Fair Values
The carrying value and fair value of Harvest’s financial instruments are disclosed below by financial instrument category:

	June 30, 2012		December 31, 2011
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial assets
Loans and Receivables
Accounts receivable and other	$184,430	$184,430	$212,252	$212,252
Held for Trading
Cash and cash equivalents	5,189	5,189	6,607	6,607
Risk management contracts	19,816	19,816	20,162	20,162
Total Financial Assets	$209,435	$209,435	$239,021	$239,021
Financial Liabilities
Measured at Amortized Cost
Accounts payable and accrued liabilities	348,125	348,125	464,148	464,148
Bank loan	640,249	643,051	355,575	358,885
Senior notes	497,044	542,138	495,674	523,119
Convertible debentures	740,393	753,599	742,067	752,345
Long-term liability	2,000	2,000	–	–
Total Financial Liabilities	$2,227,811	$2,288,913	$2,057,464	$2,098,497

(b) Risk Management Contracts
Harvest at times uses electricity price swap contracts to manage some of its price risk exposure. These swap contracts are not designated as hedges and are entered into for periods consistent with forecast electricity purchases. Harvest did not have any electricity price swap contacts during the three and six months ended June 30, 2012.

The Company enters into crude oil and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales. Harvest designates all of its crude oil derivative contracts and certain foreign exchange contracts as cash flow hedges. The effective portion of the unrealized gains and losses is included in other comprehensive income. The effective portion of the realized gains and losses is removed from accumulated other comprehensive income and included in petroleum, natural gas, and refined product sales (see note 15). The ineffective portion of the unrealized and realized gains and losses recognized in the consolidated income statement from these cash flow hedges is shown below together with the realized and unrealized (gains) losses on power and currency risk management contracts:

	Three months ended June 30
	2012				2011
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses	$-	$20	$154	$174	$(333)	$349	$-	$16
Unrealized (gains) losses	-	127	67	194	595	(412)	(29)	154
	$-	$147	$221	$368	$262	$(63)	$(29)	$170

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30
	2012				2011
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses	$-	$20	$154	$174	$(2,616)	$408	$-	$(2,208)
Unrealized gains	-	(77)	-	(77)	(2,959)	(126)	-	(3,085)
	$-	$(57)	$154	$97	$(5,575)	$282	$-	$(5,293)

The following is a summary of Harvest’s risk management contracts outstanding at June 30, 2012:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
4,200 bbls/day	Crude oil price swap	Jun – Dec 2012	US $111.37/bbl	$19,542
US $468/day	Foreign exchange swap	Jun – Dec 2012	$ 1.0236 Cdn/US	274
				$19,816

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Segment Information

Harvest operates in Canada and has two reportable operating segments: Upstream and Downstream. Harvest’s Upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its Downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

	Three months ended June 30
	Downstream(2)		Upstream(2)		Total
	2012	2011	2012	2011	2012	2011
Petroleum, natural gas and refined products sales(1)	$1,280,221	$515,146	$292,377	$323,456	$1,572,598	$838,602
Royalties	-	-	(38,790)	(56,561)	(38,790)	(56,561)
Revenues	$1,280,221	$515,146	$253,587	$266,895	$1,533,808	$782,041

Expenses
Purchased products for resale and processing	1,238,803	477,012	-	-	1,238,803	477,012
Operating	56,071	45,859	88,536	82,315	144,607	128,174
Transportation and marketing	989	1,239	5,381	11,126	6,370	12,365
General and administrative	150	441	17,962	14,817	18,112	15,258
Exploration and evaluation	-	-	12,348	4,243	12,348	4,243
Depletion, depreciation and amortization	26,737	22,276	147,059	127,934	173,796	150,210
Gains on disposition of PP&E	-	-	(363)	(440)	(363)	(440)
Risk management contracts losses	-	-	368	170	368	170
Operating income (loss)	$(42,529)	$(31,681)	$(17,704)	$26,730	$(60,233)	$(4,951)

Finance costs					27,552	26,884
Foreign exchange (gains) losses					1,328	(1,464)
Loss before income tax					$(89,113)	$(30,371)

Income tax recovery					(15,820)	(10,842)
Net loss					$(73,293)	$(19,529)

(1)

Of the total Downstream revenue, one customer represents sales of $1.1 billion for the three months ended June 30, 2012 (2011 – two customers with sales of $223.0 million and $28.8 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.

	Three months ended June 30
	Downstream		Upstream		Total
Capital Expenditures	2012	2011	2012	2011	2012	2011
Business acquisition	$-	$-	$-	$(936)	$-	$(936)
Additions to PP&E	6,538	108,741	121,772	119,243	128,310	227,984
Additions to E&E	-	-	2,863	6,258	2,863	6,258
Property acquisitions, net	-	-	1,235	1,347	1,235	1,347
Total expenditures	$6,538	$108,741	$125,870	$125,912	$132,408	$234,653

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30
	Downstream(2)		Upstream(2)		Total
	2012	2011	2012	2011	2012	2011
Petroleum, natural gas and refined products sales(1)	$2,435,627	$1,518,877	$616,528	$604,506	$3,052,155	$2,123,383
Royalties	-	-	(92,207)	(92,419)	(92,207)	(92,419)
Revenues	$2,435,627	$1,518,877	$524,321	$512,087	$2,959,948	$2,030,964

Expenses
Purchased products for resale and processing	2,340,519	1,369,025	-	-	2,340,519	1,369,025
Operating	130,552	99,798	188,511	165,910	319,063	265,708
Transportation and marketing	2,354	2,933	11,067	14,129	13,421	17,062
General and administrative	300	882	30,115	28,339	30,415	29,221
Exploration and evaluation	-	-	19,084	10,454	19,084	10,454
Depletion, depreciation and amortization	53,306	41,676	291,542	249,278	344,848	290,954
Gains on disposition of PP&E	-	-	(469)	(680)	(469)	(680)
Risk management contracts (gains) losses	-	-	97	(5,293)	97	(5,293)
Impairment on PP&E	-	-	21,843	-	21,843	-
Operating income (loss)	$(91,404)	$4,563	$(37,469)	$49,950	$(128,873)	$54,513

Finance costs					54,888	54,401
Foreign exchange (gains) losses					134	(11,272)
Income (Loss) before income tax					$(183,895)	$11,384

Income tax recovery					(38,521)	(7,051)
Net income (loss)					$(145,374)	$18,435

(1)

Of the total Downstream revenue, one customer represents sales of $2.0 billion for the six months ended June 30, 2012 (2011 – two customers with sales of $856.0 million and $130.4 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.

	Six months ended June 30
	Downstream		Upstream		Total
Capital Expenditures	2012	2011	2012	2011	2012	2011
Business acquisition	$-	$-	$-	$512,523	$-	$512,523
Additions to PP&E	19,801	144,620	332,531	321,580	352,332	466,200
Additions to E&E	-	-	30,696	41,570	30,696	41,570
Property acquisitions (dispositions), net	-	-	(753)	3,385	(753)	3,385
Total expenditures	$19,801	$144,620	$362,474	$879,058	$382,275	$1,023,678

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

				Other Long-
	Total Assets	PP&E	E&E	Term Assets	Goodwill
June 30, 2012
Downstream	$1,419,611	$1,189,323	$-	$-	$-
Upstream	4,857,885	4,206,620	79,123	6,749	404,943
Total	$6,277,496	$5,395,943	$79,123	$6,749	$404,943
December 31, 2011
Downstream	$1,408,112	$1,222,512	$-	$-	$-
Upstream	4,876,258	4,177,875	74,517	7,105	404,943
Total	$6,284,370	$5,400,387	$74,517	$7,105	$404,943

18.	Commitments

The following is a summary of Harvest’s contractual obligations and commitments as at June 30, 2012:

			Maturity
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$106,796	$1,270,228	$-	$509,050	$1,886,074
Debt interest payments(1)	102,238	148,669	77,320	8,749	336,976
Purchase commitments(2)	234,712	152,480	20,000	60,000	467,192
Operating leases	12,007	18,381	6,956	1,572	38,916
Transportation agreements(3)	8,555	12,635	3,700	422	25,312
Feedstock & other purchase commitments(4)	709,089	-	-	-	709,089
Employee benefits(5)	6,111	9,982	7,380	2,199	25,672
Decommissioning liabilities and environmental remediation liabilities(6)	23,847	47,694	34,880	1,349,715	1,456,136
Total	$1,203,355	$1,660,069	$150,236	$1,931,707	$4,945,367

(1)	Assumes constant period end foreign exchange rate.
(2)	Relates to drilling commitments, AFE commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(3)	Relates to firm transportation commitments.
(4)	Includes commitments to purchase refinery crude stock under the supply and offtake agreement, purchased fuel and other additives.
(5)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(6)	Represents the undiscounted obligation by period.

19.	Related Party Transactions

For the three and six months ended June 30, 2012, Harvest billed KNOC and certain subsidiaries for a total of $0.3 million and $0.8 million, respectively (2011 - $0.2 million and $0.4 million) primarily related to technical services provided by Harvest’s Global Technology and Research Centre (“GTRC”). As at June 30, 2012, $0.2 million (2011 - $1.1 million) remained outstanding from KNOC in accounts receivable. KNOC billed Harvest $0.1 million for the six months ended June 30, 2012 (2011 – $ nil) for reimbursement to KNOC for secondee salaries. As at June 30, 2012, $0.1 million (2011 - $0.6 million) remains outstanding in accounts payable.

KNOC Trading Corporation (“KNOC Trading”) is a wholly owned subsidiary of North Atlantic. KNOC Trading receives revenue from ANKOR E&P Holdings Corp. (“ANKOR”), a wholly owned U.S. subsidiary of KNOC, on a monthly basis by providing oil marketing service such as pipeline arrangement, reviewing oil marketing agreements, and other services. For the three and six months ended June 30, 2012, all of KNOC Trading’s revenue of $0.2 million and $0.3 million respectively (2011 - $nil) were derived from ANKOR.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20.	Subsequent Events

Subsequent to June 30, 2012, Harvest agreed with its lenders to extend the credit facility agreement by one year to April 30, 2016.